August 24, 2010
Ms. Susan Block, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	Teekay Offshore Partners L.P. Form 20-F: For the Fiscal Year Ended December 31, 2009 File No. 001-33198
Dear Ms. Block:
We have reviewed your letter to us of August 16, 2010 setting forth staff comments on the Teekay Offshore Partners L.P. (“Teekay Offshore” or the “Partnership”) Form 20-F for the fiscal year ended December 31, 2009. This letter responds to the comment made by the staff in your letter of August 16, 2010.
Form 20-F; Exhibit 12.1 and Exhibit 12.2
1.
Please refer to paragraph 4(d) in Exhibits 12.1 and 12.2 of your registration statement. We note that the certifications refer to any change in your internal control over financial reporting that occurred during the fourth fiscal quarter. Please confirm that in future filings you will have your principal executive officer and your principal financial officer certify that they have disclosed in your Form 20-F any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Form 20-F, Certifications.

Response to Comment No. 1:
The Partnership confirms that in its next Form 20-F for the fiscal year ended December 31, 2010 and subsequent future Form 20-F filings, the Partnership’s principal executive officer and its principal financial officer will certify that they have disclosed any change in the Partnership’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Partnership’s internal control over financial reporting.
* * * * *
In connection with responding to the staff’s comments, the Partnership acknowledges that:
•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you want to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6668.
Sincerely,
/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP) Dan McDougall (Ernst & Young LLP) John J. Peacock (Audit Committee Chair)